Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER RE-COMMENCES EXPLORATION DRILLING AT MONTERDE

April 1, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to report that diamond drilling has commenced on its Arimo target on Kimber’s 100% owned Monterde property in the prolific Sierra Madre gold-silver belt of Mexico. The Arimo target, located approximately three kilometres southwest of Kimber’s Carmen gold-silver deposit, is an 800 metre long zone of intensively silicified hydrothermal breccia.  Arimo is located along the southwesterly dipping contact between overlying felsic volcanic rocks and underlying andesite flows and tuffs, an environment favourable for the discovery of gold-silver mineralization.  A program of eight holes, totaling 1,550 metres, is planned on the Arimo structure.  A similar, parallel structure (known as Cerro la Mina), located less than one kilometre to the northeast of Arimo will also be drill tested with three core holes totaling 1,000 metres once the initial drilling is completed at Arimo.  Drills are being provided by Major Drilling de Mexico.

“We are delighted that drilling at Kimber’s Monterde gold-silver project has re-started, ahead of schedule,” said Gordon Cummings, President and CEO of Kimber Resources.  “The drill targets at Arimo and Cerro la Mina exhibit anomalous geological features, are lower in the stratigraphy than the rhyolitic host rocks at Carmen (a setting favourable for the discovery of gold-silver mineralization based on other deposits in the prolific Sierra Madre gold-silver belt), and neither target has been drilled before.  A second diamond drill is due to arrive at Monterde within the next three weeks to test the depth potential of the Carmen structure, by drilling at depths of 100 metres or more below any previous intersection.  This is an exciting period for us at Kimber as we embark on an aggressive exploration program at Monterde aimed at expanding resources at our existing deposits and discovering entirely new ones.”

About Kimber

With the recent addition of the new Setago concessions, Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.  Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets on Kimber’s properties in the Sierra Madre.  In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.